                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                     Golden Isles Financial Holdings, Inc.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   381087105
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                                (CUSIP Number)

                               Leonard W. Golan
                                840 Walden Lane
                          Lake Forest, Illinois 60045
                                (847) 234-2690
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 May 31, 1998
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            (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

     *This Amendment No. 1 is the first electronic filing relating to the
Schedule 13D initially filed in paper format on January 17, 1996, so that this filing includes as Exhibit 99 the entire text of the Schedule 13D filed January 17, 1996, as required by Rule 13d-2(c).

                                 SCHEDULE 13D

CUSIP No.  381087105
         ---------------

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1   NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Leonard W. Golan
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E)           [ ]


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6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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               7   SOLE VOTING POWER

  NUMBER OF        125,017
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
   OWNED BY
    EACH           0
  REPORTING    -----------------------------------------------------------------
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH
                   125,017
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     125,017
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.07%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the No Par Value Common Stock of Golden Isles Financial Holdings, Inc., ("GIFH") a corporation organized and existing under the laws of the State of Georgia. The principal executive offices of GIFH are located at 3811 Frederica Road, St. Simons Island, Georgia 31522.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Leonard W. Golan (hereinafter "Trustee"), in his capacity as trustee of the following trusts: the Leonard W. Golan Insurance Trust, dated January 23, 1968, the Carol P. Golan Insurance Trust, dated November 7, 1977; and the Carol P. Golan QTIP Trust, dated April 18, 1995.

     (b) The Trustee's residential address is 7056 Golfhouse Drive, Hobe Sound, Florida 33455.

     (c) The Trustee is a retired attorney.

     (d) The Trustee has never been convicted in a criminal proceeding.

     (e) The Trustee has not, during the last five years, been a party to a civil proceeding as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws or finding any violation with respect to such laws.

     (f) The Trustee is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable. This Amendment No. 1 to Schedule 13-D is not being filed on account of purchasing any securities of GIFH.

ITEM 4.  PURPOSE OF TRANSACTION

     The purpose of requiring the securities reported hereby is solely for private investment reasons. The Trustee does not have any plans or proposals which would result in:

     (a) The acquisition by any person of additional securities of GIFH, or the disposition of securities of GIFH;

     (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving GIFH or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of GIFH or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of GIFH, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of GIFH;

     (f) Any other material change in the business or corporate structure of GIFH;

     (g) Changes in the charter or bylaws of GIFH or instruments corresponding thereto or other actions which may impede the acquisition of control of GIFH by any person;

     (h) Causing a class of securities of GIFH to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of securities of GIFH becoming eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number of shares of the No Par Value Common Stock of GIFH beneficially owned by the Trustee is 125,017, and the total number of issued and outstanding shares of the issuer, as of June 30, 1998, is 2,463,615. This includes any shares of the No Par Value Common Stock which the Trustee has the right to acquire within the next sixty (60) days. The 125,017 shares of the total 2,463,615 No Par Value shares of Common Stock of GIFH beneficially owned by the Trustee constitutes 5.07% of the issued and outstanding shares of common stock of GIFH. The material decrease in the number and percentage of shares beneficially owned was not the result of the sale of shares, but was the result of the expiration of warrants to purchase shares on May 31, 1998 and the increase in outstanding shares of the issuer;

     (b) The Trustee has sole power to vote, and sole power to dispose of, the shares described in paragraph (a) above;

     (c) There have not been any transactions by the Trustee with respect to the Common Stock of GIFH during the past 60 days;

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of No Par Value Common Stock of GIFH described in paragraph (a) above; and

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Trustee and any other person with respect to any securities of GIFH. The shares of No Par Value Common Stock of GIFH beneficially owned by the Trustee have not been pledged and are not subject to any other contingency.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


     Exhibit 99.  Schedule 13D, filed with the Commission January 17, 1996./1/



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/1/Pursuant to Rule 13d-2(c), the Trustee is filing as Exhibit 99 hereto the entire text of the Schedule 13D filed January 17, 1996, with the Commission in paper format.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              August 14, 1998
                              ----------------------------------------
                                              (Date)

                              /s/Leonard W. Golan
                              ----------------------------------------
                                         (Signature)

                              Leonard W. Golan, Trustee
                              ----------------------------------------
                                         (Name/Title)